Exhibit 99.6

>	NICE Systems Limited	>	T	972 9 775 3777	F	972 9 743 4282	>	Insight from InteractionsTM
	8 Hapnina Street POB 690		E	info@nice.com
Ra’anana 43107 Israel

China’s Ministry Of Railway Selects NICE’s IP Video Security Solution for
Country’s First High-Speed Rail-Line

Ministry of Railway selects NICE once again; Solution to enhance safety and security of up to 32 million annual passengers

Ra’anana, Israel, January 28, 2008 – NICE Systems Ltd. (NASDAQ: NICE), a leading global provider of advanced solutions that enable organizations to extract Insight from Interactions to drive performance, today announced that it has received a follow-on order from the Ministry of Railway (MOR) in China, for its advanced video IP based solution. The NICE solution was selected following successful implementation on the Qing Zang rail – the railroad connecting Lhasa in Tibet to Germu in Qinghai. The NICE solution will be used to enhance the safety and security of up to 32 million passengers in 2008 and a projected 54 million by 2015, travelling on the Beijing-Tianjin inter-city passenger line– the country’s first high-speed passenger rail service.

The Beijing-Tianjin inter-city passenger rail service, which is expected to launch before to the 2008 Beijing Olympic Games begin, is part of a massive upgrade and expansion of China’s railway system. The new Beijing-Tianjin line will provide China’s first high-speed train service, designed to meet the soaring demand for travel between the two cities, each with a population of over 10 million.

NICE’s advanced real-time distributed digital video solution will be deployed to help protect the railway including its tracks and stations, to verify that there is no destruction and to prevent accidents. By providing real-time alerts to security personnel, the result will be enhanced passenger safety and better asset protection.

“We are very happy to have been selected once again by China’s Ministry of Rail for yet another important, milestone project–to secure China’s first high-speed rail service, which will also be serving tourists coming in from all over the world for the 2008 Olympics,” said Israel Livnat, President of the NICE Security Group. “Having been selected for this follow-on project illustrates the value-add of our solutions in enhancing the safety and security of mass transit systems all over the world and further substantiates our strategy for offering advanced security solutions to the global transportation industry.”

About NICE Systems
NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions solutions and value-added services, powered by advanced analytics of unstructured multimedia content – from telephony, web, radio and video communications. NICE’s solutions address the needs of the enterprise and security markets, enabling organizations to operate in an insightful and proactive manner, and take immediate action to improve business and operational performance and ensure safety and security. NICE has over 24,000 customers in 100 countries, including over 85 of the Fortune 100 companies. More information is available at http://www.nice.com.

Corporate Media
Galit Belkind	NICE Systems	+1 877 245 7448
galit.belkind@nice.com
Investors
Daphna Golden	NICE Systems	+1 877 245 7449
ir@nice.com

Trademark Note: 360° View, Alpha, ACTIMIZE, Actimize logo, Customer Feedback, Dispatcher Assessment, Encorder, eNiceLink, Executive Connect, Executive Insight, FAST, FAST alpha Blue, FAST alpha Silver, FAST Video Security, Freedom, Freedom Connect, IEX, Interaction Capture Unit, Insight from Interactions, Investigator, Last Message Replay, Mirra, My Universe, NICE, NICE logo, NICE Analyzer, NiceCall, NiceCall Focus, NiceCLS, NICE Inform, NICE Learning, NiceLog, NICE Perform, NiceScreen, NICE SmartCenter, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse Compact, NiceVision, NiceVision Alto, NiceVision Analytics, NiceVision ControlCenter, NiceVision Digital, NiceVision Harmony, NiceVision Mobile, NiceVision Net, NiceVision NVSAT, NiceVision Pro, Performix, Playback Organizer, Renaissance, Scenario Replay, ScreenSense, Tienna, TotalNet, TotalView, Universe, Wordnet are trademarks and/or registered trademarks of NICE Systems Ltd. All other trademarks are the property of their respective owners.

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company’s reports filed from time to time with the Securities and Exchange Commission.